SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number 001-39298

 Sprott Inc.

(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario, Canada M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form 40-F (File No. 001-39298 ).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report dated May 26, 2020
99.2	Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)

Date:	June 26, 2020	By:	/s/ Kevin Hibbert
Name: Kevin Hibbert
Title: Senior Managing Director and Chief Financial Officer